

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2015

Charles D. Boynton
Chief Executive Officer
8point3 Energy Partners, LP
77 Rio Robles
San Jose, California 95134

> **Re:** **8point3 Energy Partners, LP**
> **Registration Statement on Form S-1**
> **Filed March 10, 2015**
> **File No. 333-202634**

Dear Mr. Boynton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors

Risks Related to Our Business

We do not own all of the land…., page 42

2. Please clarify whether you currently own any of the land on which your Initial Portfolio is located, and quantify the percentage of any such land that you own.

Risks Related to this Offering and Ownership of Our Class A Shares, page 61

3. Please add a risk factor clarifying the effect any reset of the incentive distribution rights will have on the distributions to holders of your Class A shares.

Reimbursements and fees owed to our general partner and its affiliates …., page 66

4. Please briefly quantify, to the extent possible, in this section and elsewhere as applicable, the fees and expenses, including cost reimbursements that you will pay to your general partner.

Risks Related to Taxation, page 71

5. Please add a risk factor disclosing your expected dependence on tax equity financing, the role of tax credits and other financial incentives in your ability to benefit from such financing and the impact on such financing opportunities of any material change in the availability of such credits and incentives.

Our Cash Distribution Policy and Restrictions on Distributions

Table of Historical Pro Forma Cash Available for Distribution, page 83

6. Please confirm that in addition to disclosing pro forma cash available for distribution for the most recent fiscal year, you intend to disclose pro forma cash available for distribution for the last twelve months. Based on your presentation of forecast data for the twelve-month periods ended August 31, 2016 and August 31, 2017, we assume that you currently expect to provide such pro forma/backcast data for the twelve months ended May 31, 2015 prior to effectiveness. If this assumption is incorrect, and you expect there will be more than the customary 3-month gap between the date on which the backcast ends and the forecast begins at the time of effectiveness, please tell us why.

7. Please disclose how the adjustment to pro forma EBITDA to add back "cash proceeds from sales-type residential leases" is computed. In this regard, we assume this adjustment is net of revenues and net income associated with sales-type residential leases which have not been collected in cash during the period. Please also tell us your consideration of showing the amounts involved on a gross basis.

Estimated Cash Available for Distribution, page 86

8. Please tell us your consideration of deducting estimated expansion capital expenditures and adding estimated net cash proceeds from the issuance of debt to fund expansion capital expenditures as well as estimated capital contributed by sponsors to fund expansion capital expenditures in your calculation of estimated cash available for distribution to OpCo unitholders, similar to the presentation on page 83.

Capital Expenditures, page 92

9. Please tell us whether your use of tax equity financing could adversely affect your ability to secure debt in order to finance future acquisitions and revise your disclosure as necessary. Also expand your disclosure to provide a description of how tax equity financing would be employed to fund capital expenditures. In this regard, we note your risk factor disclosure on page 44. Please also revise your disclosure throughout your prospectus accordingly, as appropriate, including but not limited to your liquidity and capital resources section.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 105

10. We note your disclosure that you have determined that the SunPower Project Entities are the accounting acquirer and thus your predecessor entity since: a) SunPower has appointed your chief executive officer for at least the first two years; and b) the expected contribution of the SunPower Project Entities is somewhat larger than the contribution of the First Solar Project Entities. With respect to item b), we also note the carrying value of the SunPower Project Entities net assets as of December 31, 2014 was $127.5 million, compared to the carrying value and fair value of the First Solar Project Entities net assets as of December 31, 2014 which were $465 million and $422 million, respectively. Please tell us the fair value of the SunPower Project Entities at December 31, 2014 and how fair value was determined. Please help us understand why the fair value of the SunPower entities is a multiple of carrying value, whereas the difference between carrying value and fair value of the First Solar Project Entities is much less significant.

Significant Factors and Trends Affecting Our Business, page 108

11. We note your risk factor on page 46 that "[l]imits on net metering….in key markets could limit the number of solar energy systems installed in those markets" and that "California utilities limit net metering credit to 5% of the utilities' aggregate customer peak demand… [i]f the caps on net metering in California and other jurisdictions are reached or if the amount or value of credit that customers receive for net metering is significantly reduced, future customers will be unable to recognize the current cost savings associated with net metering." Please tell us what consideration you gave to discussing in this section the possible negative effects of established net metering limits on your business.

12. We note your disclosure on page 40 that you expect to be dependent on tax equity financing arrangements. In appropriate places in your prospectus, please elaborate on the risks to the company and investors generally associated with such financing structures. In this regard, please tell us how an investment in a project with tax equity financing is consistent with your objective to pay a consistent and growing cash distribution to your unitholders, as we generally understand these structures to substantially limit the

company's access to income. Please also enhance your disclosure to describe the effect of tax equity financing arrangements on the company's liquidity.

Government Incentives, page 109

13. Please provide further details regarding the impact a loss or reduction in tax incentives could have on your ability to expand your business, including growth through acquisition, as well as the impact such a loss or reduction could have on the market for the solar energy you produce. In this regard, we note your risk factor disclosure on page 46.

Business, page 133

14. Please disclose that you will rely on third-parties to provide services required to deliver energy form your utility projects. In this regard, we note your risk factor on page 38.

Management, page 157

15. Please disclose the amount of time each of your Sponsor's officers and directors will devote to your business.

Certain Relationships and Related Party Transactions

Management Fee, page 178

16. Please provide further details regarding the situations in which each Service Provider will be permitted to increase your management fee.

Certain U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders, page 223

17. Please briefly address the material risks associated with NOLs and add a cross-reference to your NOL risk factor disclosure.

Financial Statements

8point3 Energy Partners LP Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

18. Please disclose the issuance of the non-economic managing member interest in OpCo which will give you control of OpCo. Please also tell us why your consolidation of OpCo will be appropriate referencing applicable GAAP that supports consolidation.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, page F-3

19. Please revise the pro forma statements of operations to include comprehensive income/losses. In this regard, we note the Predecessor's comprehensive losses are materially higher than net losses.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 2. Pro Forma Adjustments, page F-6

20. We note the significant income tax benefit recorded in the carve-out financial statements for the First Solar Project Entities for the year ended December 31, 2014. We understand the income tax benefit in the historical period was based on the use of the separate return method, as modified by the benefits-for-loss approach, in the carve-out financial statements. Please tell us your consideration of whether an adjustment is necessary to remove the income tax benefit from the pro forma results of operations, as it appears the benefits-for-loss approach is not applicable on a pro forma basis.

21. Please tell us whether you plan to include a pro forma adjustment to interest expense reflecting the issuance of the term loan by OpCo. If not, please tell us why.

Audited Combined Carve-Out Financial Statements of Select Project Entities and Leases of SunPower Corporation (Predecessor)

Note 2. Summary of Significant Accounting Policies

Cash Grants and Rebates Receivable, page F-17

22. Please tell us how cash grants and rebates are presented in the predecessor's statements of cash flows referencing authoritative literature that supports the presentation. Please address grants recorded as a reduction to the carrying amount of operating lease assets, rebates recognized as deferred revenues, and grants and rebates recorded as a reduction of sales-type lease's cost of operations. Please also tell us your consideration of whether cash received from grants and rebates should be presented gross or net.

Audited Consolidated Financial Statements of First Solar, Inc.'s Interest in Combined Entities

Note 2. Summary of Significant Accounting Policies

PV Solar Power Systems, Net, page F-37

23. Please help us understand your disclosure that, "Any energy generated by the PV solar power systems prior to being placed into service is also accounted for as a reduction in the related carrying value of the asset." Tell us the basis in GAAP for your accounting.

24. Please tell us how incentive tax credits for PV solar systems are presented in the combined entities' statements of cash flows referencing authoritative literature that supports the presentation.

Note 4. Investment in Unconsolidated Affiliate, page F-42

25. We note your disclosure here and elsewhere in the document that your Class B membership interests in certain solar energy projects entitle or will entitle you to a 49% membership interest and 1% of the tax allocations and net income or net loss of the projects. Please clarify how your entitlement to only 1% of the net income or loss of the projects impacts the equity method income or losses recorded in your consolidated financial statements. If you expect to record equity method income or losses in excess of your 1% entitlement, please explain in detail the basis in GAAP for your accounting.

Note 7. Income Taxes, page F-44

26. Please provide accounting policy disclosure regarding your accounting for deferred income taxes on the book and tax basis differences created on initial recognition of investment tax credits received. In this regard, it appears there are two acceptable approaches under GAAP. Refer to ASC 740-10-25-45 through 25-46.

27. Please help us understand why a portion of the PV solar power system basis difference is a permanent difference impacting the effective rate reconciliation, whereas a portion of the basis difference is a temporary difference only impacting deferred taxes.

SG2 Holdings, LLC Audited Consolidated Financial Statements

Consolidated Statement of Cash Flows, page F-52

28. Please reconcile for us the "Cash paid for business combinations" line item to the amounts disclosed in Note 3 on page F-55. Please also explain the non-cash settlement of $181.5 million disclosed in the second paragraph of Note 3 referencing authoritative literature that supports your accounting treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Liz Walsh, at (202) 551-3696 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara L. Ransom
Assistant Director

cc: Joshua Davidson, Esq.
    Baker Botts, L.L.P.